UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

WIZE PHARMA, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

97751M207

(CUSIP Number)

Noam Danenberg

Borochov 4, Hod Hasharon, Israel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97751M207

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Noam Danenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 282,500(1)
	8	SHARED VOTING POWER 578,552 (2)
	9	SOLE DISPOSITIVE POWER 265,000 (1)
	10	SHARED DISPOSITIVE POWER 578,552 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861,052 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 125,000 shares of common stock, (ii) 125,000 shares of common stock underlying Series A Warrants, (iii) options to purchase 15,000 shares of common stock that are exercisable within 60 days and (iv) 17,500 shares of common stock underlying RSUs that vest within 60 days.

(2)	Includes (i) 40,100 shares of common stock held by N. Danenberg Holdings (2000) Ltd., (ii) 270,463 shares of common stock issuable upon conversion of convertible loans held by Mobigo Inc., (iii) 94,382 shares of common stock issuable upon exercise of investment rights held by Mobigo Inc. and (iv) 173,607 shares of common stock underlying warrants issued to Mobigo Inc.

(3)	Based on 10,624,850 shares of common stock outstanding as of June 6, 2019 as disclosed by the Issuer to the reporting persons, plus the shares of common stock underlying the options, restricted stock units, Series A Warrants and the convertible loans, investment rights and warrants issued to Mobigo Inc. referenced in footnotes (1) and (2).

CUSIP No. 97751M207

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mobigo Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Seychelles
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 538,452 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 538,452 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 538,452 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 270,463 shares of common stock issuable upon conversion of convertible loans held by Mobigo Inc., (ii) 94,382 shares of common stock issuable upon exercise of investment rights held by Mobigo Inc. and (iii) 173,607 shares of common stock underlying warrants held by Mobigo Inc. Noam Danenberg has sole voting and dispositive control over securities of the Issuer owned by Mobigo Inc.

(2)	Based 10,624,850 shares of common stock outstanding as of June 6, 2019 as disclosed by the Issuer to the reporting persons, plus the shares of common stock underlying the convertible loans, investment rights and warrants referenced in footnote (1).

CUSIP No. 97751M207

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N. Danenberg Holdings (2000) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,100 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,100 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,100 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 40,100 shares of common stock. Noam Danenberg has sole voting and dispositive control over securities of the Issuer owned by N. Danenberg Holdings (2000) Ltd.

(2)	Based on 10,624,850 shares of common stock outstanding as of June 6, 2019 as disclosed by the Issuer to the reporting persons.

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Wize Pharma, Inc., a Delaware corporation (“Issuer”), which is located at 5b Hanagar Street, Hod Hasharon, Israel, 4527708. All information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, complete and correct as of the date hereof.\\

Item 2.	Identity and Background

(a)	This statement is being filed by Noam Danenberg, Mobigo Inc. (“Mobigo”) and N. Danenberg Holdings (2000) Ltd. (“NDH”, and together with Mr. Danenberg and Mobigo, the “Reporting Persons”).

(b)	The Reporting Persons’ principal business address is Borochov 4, Hod Hasharon, Israel.

(c)	Mr. Danenberg is the Chief Executive Officer of the Issuer.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Danenberg is an Israeli citizen, NDH is incorporated under the laws of Israel and Mobigo is incorporated under the laws of the Republic of Seychelles.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Danenberg purchased the 125,000 shares of common stock and Series A Warrants to purchase 125,000 shares of common stock from the existing holder on April 21, 2019 with his personal funds. Mobigo purchased the convertible loans (convertible into 270,463 shares of common stock) and the investment rights (exercisable into 94,382 shares of common stock) from Ridge Valley Corporation (“Ridge”) on April 21, 2019 for the release of certain debts owed to him by Ridge. Mr. Danenberg’s wife owns 49% of Ridge. NDH was issued the 40,1000 shares in April 2018 as compensation for services Mr. Danenberg provided to the Issuer through NDH. Mr. Danenberg was issued options to purchase 36,000 shares of common stock on April 4, 2018, of which 15,000 are exercisable within 60 days of filing and 140,000 RSUs on March 31, 2019, of which 17,500 vest within 60 days of filing.

May 31, 2019, the Company issued to Mobigo two-year warrants to purchase up to 173,607 shares of common stock at a purchase price of $1.10 per share as consideration for extending the maturity date of the convertible loans from May 31, 2019 to November 30 ,2019.

Item 4.	Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only.  Except as set forth above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Persons beneficially own 861,052 shares of the Issuer’s common stock, which represents approximately 7.6% of the Issuer’s common stock.

(b)	Mr. Danenberg may be deemed to hold sole voting and dispositive power over 282,500 shares of common stock of the Issuer consisting of (i) 125,000 shares of common stock, (ii) 125,000 shares of common stock underlying Series A Warrants, (iii) options to purchase 15,000 shares of common stock that are exercisable within 60 days and (v) 17,500 shares of common stock underlying RSUs that vest within 60 days. Mr. Danenberg may be deemed to hold shared voting and dispositive power over (i) 40,100 shares of common stock held by NDH, (ii) 270,463 shares of common stock issuable upon conversion of convertible loans held by Mobigo, (ii) 94,382 shares of common stock issuable upon exercise of investment rights held by Mobigo and (iii) 173,607 shares of common stock underlying warrants held by Mobigo.

Mobigo may be deemed to hold shared voting and dispositive power over (i) 270,463 shares of common stock issuable upon conversion of convertible loans held by Mobigo, (ii) 94,382 shares of common stock issuable upon exercise of investment rights held by Mobigo and (iii) 173,607 shares of common stock underlying warrants held by Mobigo.

NDH may be deemed to hold shared voting and dispositive power over 40,100 shares of common stock held by NDH.

(c)	Within the last 60 days, (i) 17,500 shares of common stock underlying RSUs that vest within 60 days (ii) options to purchase 15,000 shares vested on April 4, 2019, (iii) Mr. Danenberg purchased the 125,000 shares of common stock, Series A Warrants to purchase 125,000 shares of common stock and Series B Warrants to purchase 125,000 shares of common stock (which Series B Warrants expired according to their terms on May 20, 2019) from the existing holder on April 21, 2019, for a total purchase price of $125,000, (iv) Mobigo Inc. purchased the convertible loans (convertible into 270,463 shares of common stock) and the investment rights (exercisable into 94,382 shares of common stock) from Ridge on April 21, 2019 for the release of certain debts owed to him by Ridge in the amount of approximately $275,000 and (v) the Company issued to Mobigo warrants to purchase up to 173,607 shares of common stock as consideration for extending the maturity date of loans owed to him by the Company. Mr. Danenberg’s wife owns 49% of Ridge. NDH was issued the 40,100 shares in April 2018 as compensation for services Mr. Danenberg provided to the Issuer through NDH.

(d)	To the best knowledge of the Reporting Persons, no person other than the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 861,052 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement among Noam Danenberg, Mobigo and NDH

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2019	/s/ Noam Danenberg
Noam Danenberg

Dated: June 10, 2019	Mobigo Inc.

	By:	/s/ Priscilla Julie
	Name:	Priscilla Julie
	Title:	Director

Dated: June 10, 2019	N. Danenberg Holdings (2000) Ltd.

	By:	/s/ Noam Danenberg
	Name:	Noam Danenberg
	Title:	Chief Executive Officer